Filed by Discovery Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Discovery Holding Company
Commission File No.: 000-51205
Subject Corporation: Discovery Communications Holding, LLC
Commission File No.: none
     On February 15, 2008, Discovery Holding Company (the “Company”) issued a press release (the “Press Release”) setting forth certain information regarding its financial results for 2007. The following statements relating to the Company’s previously announced business combination transaction were included in such presentation slides:
In December 2007, DHC announced that it had signed a non-binding letter of intent with Advance/Newhouse to combine their respective stakes in Discovery. As currently contemplated by the non-binding letter of intent, the transaction, if completed, would involve the following steps: (i) spinning-off to DHC shareholders a wholly-owned subsidiary holding cash and Ascent Media, except for those businesses of Ascent Media that provide sound, music, mixing, sound effects and other related services, (ii) immediately following the spin-off, DHC will combine with a new holding company (“New DHC”), and existing DHC stockholders will receive shares of common stock of New DHC, and (iii) as part of this transaction, Advance/Newhouse will contribute its interests in Discovery and Animal Planet to New DHC in exchange for preferred stock of New DHC that, immediately after the closing of the transactions, will be convertible at any time into shares initially representing one-third of the outstanding shares of common stock of New DHC. The preferred stock held by Advance/Newhouse will entitle it to elect two members to New DHC’s board of directors and to exercise approval rights with respect to the taking of specified actions by New DHC and Discovery. This transaction is expected to be completed during the second quarter of 2008.